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August 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Manufacturing

Attention:	Eranga Dias
Erin Purnell

Re:	SRIVARU Holding Ltd
Amendment No. 2 to Registration Statement on Form F-4
Filed August 7, 2023
File No. 333-272717

Dear Mr. Dias and Ms. Purnell:

On behalf of SRIVARU Holding Ltd (“SVH”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 3 (the “Amendment No. 3”) to the Registrant’s above-referenced Amendment No. 2 filed August 7, 2023 (“Amendment No. 2”), to its Registration Statement on Form F-4 (the “Registration Statement”). This letter and Amendment No. 3 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 15, 2023 (the “Comment Letter”), regarding Amendment No. 2, and certain other updated information. Because some of the items in the Comment Letter pertain to information regarding Mobiv Acquisition Corp (“MOBV”), we have included MOBV’s response in-line below. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of the Registration Statement marked to indicate the changes from Amendment No. 2.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment.

Amendment No. 2 to Registration Statement on Form F-4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March

31, 2023, page 196

1.	Please amend your filing to include descriptions of all pro forma adjustments included on the pro forma balance sheet. In this regard, we note that adjustments K through N do not appear to be explained in Note 4 to the Pro Forma Financial Statements.

Response: Amendment No. 3 includes descriptions of all pro forma adjustments included on the pro forma balance sheet.

MOIV Acquisition Corp. Financial Statements, page F-1

2.	Please update the MOBIV Acquisition Corp financial statements for the quarter ended June 30, 2023.

Response: MOBV has inserted its financial statements for the quarter ended June 30, 2023, in Amendment No. 3.

General

3.	Please revise to include a currently dated consent of your independent registered public accounting firm.

Response: MOBV’s independent registered public accounting firm has provided a currently dated consent, which is attached as Exhibit 23.2 to Amendment No. 3.

4.	Please file a pre-effective amendment to the proxy statement/prospectus that includes all exhibits and all non-430A information, including the amount of securities to be offered on the cover page, the identity and contact info of the proxy solicitor, and the per share information on page 205. To the extent that you have set the record date, please fill that in and include all related information as well.

Response: Amendment No. 3 includes all exhibits not previously filed and all non-430A information.

Very Truly Yours,

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Mohanraj Ramasamy (SRIVARU Holding Ltd)
Lee McIntyre (Norton Rose Fulbright US LLP)